June 28, 2007
Jim B. Rosenberg
Mark Brunhofer
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Re:	Aspreva Pharmaceuticals Corporation File No. 000-51169
Gentlemen:
On behalf of Aspreva Pharmaceuticals Corporation (“Aspreva) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated June 7, 2007 with respect to the Company’s (a) Annual Report on Form 10-K for the year ended December 31, 2006, (b) Quarterly Report on Form 10-Q for the quarter ended March 31, 2007. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Income Taxes, page 36
1.	It is unclear from your disclosure whether the reduced tax rate obtained from the Swiss tax authorities is a permanent ruling. Please provide us in a disclosure-type format a revised discussion that indicates whether this ruling is permanent. If the ruling results in only a temporary reduction in tax rates, please provide the disclosures regarding tax holidays as required by SAB 11C.
Response:
In future periodic reports we will disclose substantially the following:
We have received a tax ruling from the Swiss tax authorities with an indefinite term pursuant to which certain income attributable to the exploitation of the CellCept rights we acquired from Roche and certain income attributable to the exploitation of rights we may acquire in the future from other third parties will be subject to a reduced tax rate in Switzerland.

Derivative Instruments, page 52
2.	Although you disclose that you record changes in the fair value of derivatives designated as hedges as either through earnings or in other comprehensive income, you do not appear to indicate how you designate your hedges or indicate which hedges are marked through earnings or other comprehensive income. Please provide us in disclosure-type format a revised policy note that clearly indicates how and when you designate your derivatives as hedging instruments. In addition, please ensure that this revised disclosure clearly indicates which hedges are recorded through earnings as compared to other comprehensive income and indicates how you account for hedged items.
Response:
In future periodic reports we will disclose substantially the following:
2. Significant Accounting Policies
Derivative Instruments
We use derivative financial instruments to hedge foreign currency exposures in the business.
Statement of Financial Accounting Standards No. 133, or SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, which was amended in June 2000 by SFAS 138 and in May 2003 by SFAS 149, establishes accounting and reporting standards for derivative instruments and hedging activities. Derivative instruments are recorded as assets or liabilities, measured at fair value. Derivative instruments that do not qualify as hedges or are not designated as hedges are adjusted to fair value through income.
Our royalty payments are received from Roche in Swiss francs, or CHF, on a quarterly basis 45 days after each quarter end. Sales of CellCept are denominated in multi-currencies and are converted to CHF by Roche for the purpose of calculating amounts to be paid to us. To the extent the Swiss franc increases in value relative to these other currencies, the total aggregate CHF value of CellCept sales decreases and the amount that we are entitled to may be reduced. To mitigate this risk, at the beginning of each quarter, we enter into noon average rate contracts, or NARCs, to sell U.S. dollars and Euros and buy CHF. The NARCs are designed to hedge our direct exposures of forecasted transactions and are designated as cash flow hedges on the date the hedge is entered into. Changes in the fair value of the contracts are included in revenue.
In addition, forward contracts to sell CHF are entered into with settlement dates that coincide with the date we receive our royalty payments from Roche. The forward contracts entered into are based on forecasts and as such they are initially designated as cash flow hedges on the date the contracts are entered into. At each quarter end the forward contracts related to the respective quarter’s revenue payment are re-designated and are treated as fair value hedges. If the contract is entered into prior to the period in which the underlying transaction occurs, changes in the value of the contract are recorded in other comprehensive income (loss). During the period in which the hedged transaction occurs, changes in the fair value of the contract are included in revenue. Upon designation as a fair value hedge, changes in the fair value of the contract are included in foreign exchange gain (loss).
As a result of our global operations with offices in Canada and Europe we incur significant amounts of our research and development and general and administrative expenditures in Canadian dollars, euros and pounds sterling. In order to hedge against the impact of fluctuations in the value of the Canadian dollar, euro and pounds sterling relative to the U.S. dollar, we enter into short-term forward contracts to purchase Canadian dollars, euros and pounds sterling. Forward contracts relating to forecasted expenditures are designated as cash flow hedges and changes in the fair value of these contracts are included in other comprehensive income (loss). Gains or losses on settlement of these contracts are included in foreign exchange gain (loss).
11.     Derivative Financial Instruments
The following summarized derivative instruments were in place at December 31, 2006:

				Total	Average
	Type	Currency	Settlement	Notional	Settlement
Hedge designation	of hedge	Exchanged	dates	Amount	Amount
Cash Flow	Forward Contract	Sell USD buy CAD	January 2007 — December 2007	6,922 USD	1.1202
Cash Flow	Forward Contract	Sell USD buy GBP	January 2007 — December 2007	4,945 USD	1.8231
Cash Flow	Forward Contract	Sell CHF buy GBP	February 2007 — May 2007	1,679 CHF	2.2151
Cash Flow	Forward Contract	Sell CHF buy CAD	February 2007 — May 2007	910 CHF	1.1032
Cash Flow	Forward Contract	Sell USD buy Euro	January 2007 — December 2007	468 USD	1.3066
Fair Value — dual purpose	Forward Contract	Sell CHF buy USD	February 2007	49,319 CHF	1.2281
Cash Flow — dual purpose	Forward Contract	Sell CHF buy USD	May 2007 — November 2007	156,396 CHF	1.2074
Cash Flow	NARC	Sell USD buy CHF	February 2007 — May 2007	57,938 USD	0.8160
Cash Flow	NARC	Sell Euro buy CHF	February 2007 — May 2007	13,762 Euro	0.6298
The fair value of the derivative financial instruments is the estimated amount that we would receive (or pay) to terminate a contract at the reporting date. At December 31, 2006, the fair value of our forward contracts and NARCs totaled ($1.5) million and $88,000 respectively. Cash flow hedges amounting to ($994,000) were recorded in Other Comprehensive Income; and ($403,000) of fair value and cash flow hedges were recorded in revenue.
We do not use derivative financial instruments for speculative or trading purposes, nor do we hold or issue leveraged derivative financial instruments. All activity is governed by a board approved hedging policy and is monitored for compliance on an ongoing basis.
Exhibits 31: Certifications
3.	Please represent to us that in future periodic report filings you will provide the wording of the certifications exactly as presented in Item 601(b)(31) of regulation S-K. In this regard, your most recent certifications include the adjectives “annual” and “quarterly” when identifying the report covered by the certifications.

Response:
We respectfully acknowledge the Staff’s comment and represent that in future periodic report filings the wording of the certifications will be exactly as presented in Item 601(b)(31) of Regulation S-K.
Income Taxes, page 6
4.	Your disclosure here and in MD&A on page 15 that you did not recognize any assets or liabilities for unrecognized tax benefits upon your adoption of FIN 48 on January 1, 2007. However, in Note 9 you indicate that your total amount of unrecognized tax benefits as of the date of adoption was $2.6 million. It is unclear whether you have an unrecognized tax benefit liability that you have not recorded or whether your adoption of FIN 48 resulted in no additional asset or liability being recorded. Please provide us in a disclosure-type format revised disclosure that clarifies whether you have recorded your liability for unrecognized tax benefits. In addition, please disclose the total amount of accrued interest and penalties as of January 1, 2007 as indicated in Appendix A to the November 21, 2006 AICPA SEC Regulations Committee discussion document, as revised on February 6, 2007.
Response:
We respectfully confirm to the Staff, that our disclosure on page 15 of MD&A indicating that we did not recognize any assets or liabilities for unrecognized tax benefits relative to uncertain tax positions upon our adoption of FIN 48 on January 1, 2007 is correct. We do have a $0.7 million unrecognized tax benefit related to scientific research and experimental development tax credits; however, due to uncertainty related to this filing position we have not recorded the tax benefit and therefore a FIN 48 liability was not required upon our adoption of FIN 48.
For greater clarity, we will remove the sentence “As of January 1, 2007 and March 31, 2007 we did not recognize any assets or liabilities for unrecognized tax benefits relative to uncertain tax positions” from future disclosures in our periodic reports.
Regarding note 9 of our Quarterly Report on Form 10-Q for the three months ended March 31, 2007, as at the date of adoption of FIN 48 our reported unrecognized tax benefit was $2.6 million, consisting of: $1.9 million of net operating losses and capital losses that are not based on uncertain tax positions and for which a full valuation allowance was in place; and the $0.7 million unrecognized tax benefit discussed above, for which no deferred tax asset or corresponding valuation allowance was recorded as at the date of adoption of FIN 48.
We respectfully submit that under FIN 48, we believe that where a valuation allowance has been recorded against a deferred tax asset, our future disclosure of unrecognized tax benefits should only include that portion of the valuation allowance related to uncertain tax positions. As of the date of adoption of FIN 48, there was no such amount.
In future periodic reports we will disclose substantially the following:
MD&A
Income Taxes
Effective January 1, 2007, Aspreva adopted Financial Accounting Standards Board, or FASB, issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109, or FIN 48. The implementation of FIN 48 did not have a material impact on Aspreva’s consolidated financial statements.
2. Significant Accounting Policies
Income Taxes
Effective January 1, 2007, Aspreva adopted FIN 48. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognizing, measurement, classification, interest and penalties, accounting in interim periods, disclosure and transition. The implementation of FIN 48 did not have a material impact on Aspreva’s consolidated financial statements.
9. Income Taxes
Effective January 1, 2007 we adopted FIN 48. The total amount of unrecognized tax benefits as of the date of adoption was $0.7 million, and, if recognized, the full amount would impact the effective tax rate. The unrecognized tax benefit relates to scientific research and experimental development tax credits filed in Canada. As at March 31, 2007, the total amount of unrecognized tax benefits has not changed and is $0.7 million. We do not expect the unrecognized tax benefit to materially decrease in the next twelve months.
Our accounting policy is to treat interest and penalties relating to unrecognized tax benefits as a component of income taxes. As of January 1, 2007 and March 31, 2007 we had no accrued interest and penalties.
Aspreva is subject to taxes in Switzerland, Canada, the United Kingdom and the United States. The tax years which remain subject to examination by major jurisdictions as of March 31, 2007 include 2003 to present. The Canadian tax authorities commenced an audit in the fourth quarter of 2006 on our Scientific Experimental and Research Development claim for 2004. We do not believe there will be any material impact on Aspreva’s financial position or results of operations as a consequence of this audit. In addition, the Canadian tax authorities have informed us that they will commence an audit of Canadian tax returns for the years of 2003 to 2005, during the second quarter of 2007.
* * *
Aspreva further acknowledges that:
•	Aspreva is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Aspreva may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (250) 708-4234 with any questions regarding the above.
Sincerely

/s/ Bruce G. Cousins
Bruce G. Cousins
Executive Vice President and Chief Financial Officer

Cc:	Richard M. Glickman (Aspreva Pharmaceuticals Corporation) R. Hector MacKay-Dunn, Q.C. (Farris Vaughan Wills & Murphy) John T. McKenna, Esq. (Cooley Godward Kronish LLP)